                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                                  Amendment 5


                             Information Statement
                       Pursuant to Rules 13d-1 and 13d-2

                   Under the Securities Exchange Act of 1934

                             JPS PACKAGING COMPANY
   --------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $.01 per share
   --------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                              CUSIP No. 46623H102
   --------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                August 24, 1999
                 ----------------------------------------------
            (DATE OF EVENT WHICH REQUIRED FILING OF THIS STATEMENT)


This Schedule is filed pursuant to Rule 13d-1(c).

                                  SCHEDULE 13G

CUSIP NO. 46623H102                                      Page 2 of 5 Pages

(1)     Name of Reporting Person    FORUM CAPITAL PARTNERS, a limited
                                    partnership
        SS or IRS Identification No. Of Above Person     25-1798043

(2)     Check the Appropriate Box if a Member of a Group*
                                    N/A                  (a)  (   )   (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization   Pennsylvania

Number of Shares         (5)     Sole Voting Power
Beneficially                        734,000 shares
Owned by Each            (6)     Shared Voting Power
Reporting Person                    N/A
With                     (7)     Sole Dispositive Power
                                    734,000 Shares
                         (8)     Shared Dispositive Power
                                    N/A
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                    734,000 Shares

(10)    Check box if the Aggregate Amount in Row (9) Excludes Certain
        Shares                                                             (   )

                                    N/A

(11)    Percent of Class Represented by Amount in Row (9)

                                    13.22%

(12)    Type of Reporting Person*

                                    PN

ITEM 1.
         (a)  Name of Issuer      JPS PACKAGING COMPANY

         (b)  Address of Issuer's Principal Executive Offices
                                  4200 Somerset Drive
                                  Suite 208
                                  Prairie Village, KS 66208

ITEM 2.
         (a)  Name of Person Filing    FORUM CAPITAL PARTNERS,
                                       a limited partnership

         (b)  Address of Principal Business Office
                                       One Oxford Centre, Suite 3950
                                       Pittsburgh, Pennsylvania 15219

         (c)  Citizenship Pennsylvania

         (d) Title of Class of Securities Common Stock, par value $.01 per share

         (e)  CUSIP Number 46623H102

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13(D)-1(B) OR 13D-2(B): N/A

ITEM 4.  OWNERSHIP

         (a) FORUM CAPITAL PARTNERS, a limited partnership, has acquired on various dates from August 24 to August 31, 1999, 27,400 shares of the Common Stock of the Issuer which are beneficially owned by it.

         (b) The 734,000 shares beneficially owned by FORUM CAPITAL PARTNERS, a limited partnership, are 13.22% of the outstanding Common Stock based upon 5,552,705 shares outstanding at June 30, 1999.

         (c) FORUM CAPITAL PARTNERS, a limited partnership, has sole voting and dispositive power with respect to the 734,000 shares beneficially owned by it.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS     N/A



                               Page 3 of 5 Pages

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         FORUM CAPITAL PARTNERS, a limited partnership, has not acquired the 734,000 shares of the Issuer on behalf of any other persons other than its partners. Staley Capital Advisers, Inc., a Pennsylvania corporation and an investment adviser registered under the Investment Advisers Act of 1940, is the general partner of FORUM CAPITAL PARTNERS, a limited partnership, has the sole power to direct the receipt of dividends from, or the proceeds of, sale of the securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURING BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         N/A

ITEM 10. CERTIFICATION

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of, and do not have the effect of changing or influencing, the control of the Issuer, and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


                               Page 4 of 5 Pages

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              September 8, 1999



                                              /s/ JOHN A. STALEY, IV
                                              -----------------------------
                                              John A. Staley, IV, President
                                              Staley Capital Advisers, Inc.,
                                              general partner of
                                              FORUM CAPITAL PARTNERS



                               Page 5 of 5 Pages